UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            LIGHT SAVERS U.S.A., INC.
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                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of class of securities)

                                   53222B 10 6
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                                 (CUSIP number)

                                   E.W. Plaut
                                 c/o Relco Inc.
                    3 Stamford Landing, 46 Southfield Avenue
                           Stamford, Connecticut 06902
                                 (203) 975-7254
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 3, 1996
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Watertone Holdings LP
                        06-1453057
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                       (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                        SC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                              / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        Delaware
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 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               2,300,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                       Not Applicable
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           2,300,000
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                       Not Applicable
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        2,300,000
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             / /
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           32.3%
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     14        TYPE OF REPORTING PERSON*

                        PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER

                  The title of the class of equity security to which this statement relates is the Common Stock, $.01 par value per share, of Light Savers U.S.A., Inc., a New York corporation ("Light Savers"), and the address of its principal executive offices is 509 Madison Avenue, Suite 1114, New York, New York 10022.

ITEM 2.           IDENTITY AND BACKGROUND

                  This statement is being filed by Watertone Holdings LP, a Delaware limited partnership ("Watertone") with a business address at c/o Relco Inc., 3 Stamford Landing, 46 Southfield Avenue, Stamford, Connecticut 06902. Watertone's principal business is investment holdings. The sole general partner of Watertone is Watertone L.L.C., a Delaware limited liability company ("Watertone L.L.C.") with a business address at c/o Relco Inc., 3 Stamford Landing, 46 Southfield Avenue, Stamford, CT 06902. Watertone L.L.C.'s principal business is investment holdings. The Managers of Watertone L.L.C. are Joel A. Asen, John A. Garraty, Jr. and E.W. Plaut. The names, business addresses, citizenship and principal occupations of Messrs. Asen, Garraty and Plaut are set forth in Schedule A attached to this Statement.

                  During the last five years, neither Watertone, Watertone L.L.C., Joel A. Asen, John A. Garraty, Jr., nor E.W. Plaut have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On June 13 1996, Watertone acquired from Watermark Investments Limited, a Delaware corporation ("Watermark") 2,300,000 shares of common stock, par value $.01 per share, of Light Savers (the "Common Stock"), in exchange and consideration for a limited partnership interest in Watertone.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Watertone acquired the shares of Common Stock in order to obtain an equity position in Light Savers. It intends to hold the shares of Common Stock for investment purposes and not to facilitate a possible acquisition of control of Light Savers. Notwithstanding the foregoing, however, depending on the pricing, availability of the Common Stock, future developments at and pertaining to Light Savers, other investment and business opportunities available to Watertone, and general economic conditions, Watertone or its affiliates may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of Common Stock or otherwise seek to obtain control of Light Savers. In addition, depending on the factors described above, Watertone also may determine to sell in the open market, in privately negotiated transactions, or otherwise, all or part of their shares of Common Stock.

                  Watertone is aware that Light Savers has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 with respect to the registration of common stock for resale currently held by Watertone and certain other stockholders of Light
Savers.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the date hereof, Watertone beneficially owned 2,300,000 shares of Light Savers Common Stock. Such shares constitute 32.3% of the shares of Light Savers common stock outstanding as of the date hereof. As of the date hereof there were 7,125,655 shares of Light Savers common stock outstanding.
                  (b) Watertone has the sole power to vote and to dispose of all of the shares of Light Savers Common Stock referred to in paragraph (a) above.

                  (c) See "Item 3. Source and Amount of Funds and Other Consideration" above for information as to shares of Light Savers Common Stock recently acquired by Watertone. Except as disclosed therein, Watertone has not acquired, within the past 60 days, any shares of Light Savers Common Stock.

                  (d) No person other than Watertone has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Light Savers Common Stock that are the subject of this
Schedule 13D.

                  (d)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO THE SECURITIES
                  OF THE ISSUER.

                  None

ITEM 7.           EXHIBITS.

                  None

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 17, 1996
                                     WATERTONE HOLDINGS LP

                                     By:      WATERTONE L.L.C., its
                                              General Partner


                                              By:/s/ John A. Garraty, Jr.
                                                 --------------------------
                                                 Name:  John A. Garraty, Jr.
                                                 Title: Manager

                                   SCHEDULE A


                                Watertone L.L.C.
                                 c/o Relco, Inc.
                               3 Stamford Landing
                              46 Southfield Avenue
                               Stamford, CT 06902

                  The Managers of Watertone L.L.C. and their business addresses and present principal occupations are set forth below.
Each individual is a citizen of the United States.

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Name, Business Address                     Present Principal Occupation

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Joel A. Asen                               Private Investor
445 Old Academy Road
Fairfield, CT 06430

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John A. Garraty, Jr.                       Attorney
Kelly Drye & Warren LLP
101 Park Avenue
New York, New York 10178

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E.W. Plaut                                 Private Investor
c/o Relco, Inc.
3 Stamford Landing
46 Southfield Avenue
Stamford, CT 06902
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